

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2014

Via E-mail
Mr. Stephen B. Lazarus
Executive Vice President and
 Chief Financial Officer
Steiner Leisure Limited
Suite 104A, Saffrey Square
P.O. Box N-9306
Nassau, The Bahamas

> **Re:     Steiner Leisure Limited**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **Form 10-Q for Quarter Ended March 31, 2014**
> **Filed May 9, 2014**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2014**
> **Filed August 11, 2014**
> **Response dated August 12, 2014**
> **File No. 000-28972**

Dear Mr. Lazarus:

We have reviewed your response letter and have the following comments.  As noted in our letter dated August 8, 2014, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  Please comply with the following comments in future filings.  Confirm in writing that you will do so and explain to us how you intend to comply.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended March 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Three Months Ended March 31, 2014 Compared to the Three Months Ended March 31, 2013

Revenues, Spa Operations Revenue, page 19, and Income from Operations, page 20

1.      We note your response to comment 5.  However, we continue to believe the impact of the loss of the Celebrity Cruise Line (Celebrity) ships is material information that should be clearly discussed, in quantified detail, in all future filings.

Form 10-Q for the Fiscal Quarter Ended June 30, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, Financing Activities, page 27

2.      Please disclose in future interim and annual filings the amendment to your credit facility on June 3, 2014.  We note in your Form 8-K filed on June 9, 2014 that your credit facility has been amended to limit the total of dividends and share repurchases to no greater than $75 million in fiscal year 2014, and no greater than $35 million in subsequent years.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

3.      Please explain what is meant in note (1) that no shares were repurchased through the Company's only share repurchase plan during the second quarter of 2014.  It appears from the table provided that approximately 710 million shares were repurchased during the second quarter for $29.5 million.

        You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Robert S. Littlepage, for

                                        Larry Spirgel
                                        Assistant Director